Exhibit 99.4

Translation for Informational Purposes

ANNUAL REPORT OF THE CHIEF EXECUTIVE OFFICER (“CEO”) OF

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

Fiscal Year 2025

Agregar mensaje de LDBC

I.        Business Strategy

The business of the Company and its subsidiaries during the fiscal year 2025, was conducted in accordance with the organizational objective’s matrix established by the management and according to the approved strategic plan.

II.       Compliance with the Resolutions of the Shareholders and the Board of Directors.

I am pleased to inform that all agreements and resolutions adopted by the shareholders and the board of directors during 2025 were duly completed and executed, except for those which due to their own nature require more time for completion or require of a series of actions; however, for the latter, the Company and its subsidiaries have taken appropriate actions to ensure their fulfillment.

III.        Internal Controls and Audit

During 2025, the internal audit department of the Company worked according to the internal audit statute approved by the audit committee and reviewed projects and specific areas of the Company. The findings were periodically submitted to the audit committee, and the management is taking the necessary actions to attend the findings and ensure that the internal processes of the Company are duly complied with.

IV.       Information and Relevant Events

All the information and relevant events of the Company and its subsidiaries have been duly filed and reported to the corporate instances of the Company and to the relevant authorities in terms of the applicable laws and in compliance with the requirements of the corresponding authorities.

V.       Operations Related to the Repurchase of Shares

The general ordinary shareholders’ meeting held on March 19th, 2025, approved to maintain the amount of US$150,000,000.00 or its equivalent in Pesos, legal currency of United States of Mexico, as a revolving amount of the share’s repurchase program of the Company.

During 2025, the activity of the share repurchase program was periodically reported to the board of directors.

VI.       Corrective and Responsibility Actions

During 2025 and as of this date, the Company has applied corrective measures to its internal processes, derived from the findings of the revisions made by our internal audit department.

Notwithstanding the foregoing, none of the findings have required to initiate responsibility actions against the persons involved in the administration of the Company, since none of said findings constituted a loss for the Company.

VII.       Capital Contributions

All capital contributions by the shareholders of the Company have been duly paid, and as of this date there are no pending contributions.

VIII.       Payment of Dividends

Dividends declared by the Company from the previous fiscal year had been fully paid. Dividends declared by the shareholders’ meeting of March 19th, 2025, were paid in four installments, three in 2025 and the last in January 2026, all in strict compliance to that resolved by the shareholders of the Company.

IX.       Accounting and Information System

The accounting and reporting systems of the Company and its subsidiaries are kept in a complete and correct manner and in compliance with the U.S. Public Company Accounting Oversight Board (“PCAOB”) and the lnternational Financial Reporting Standards (“IFRS”) issued by the lnternational Accounting Rules Bureau and other rules and legal provisions applicable to the Company.

X.       Financial Information

In compliance with the provisions of Article 44, section XI of the Securities Market Law and Article 172 of the General Corporations Law, it is hereby reported that the business strategy of the Company and its subsidiaries has been at all times, within the strategic goals and objectives established by the administration at the beginning of each calendar year and according to the approved strategic plan.

Attached hereto as Annex "1" are: (i) the audited consolidated financial statements of the Company and its subsidiaries, which reflect the true, complete and correct financial position of the Company and its subsidiaries for the fiscal year ended December 31st, 2025, (ii) the consolidated income statement of the Company and its subsidiaries for the fiscal year ended December 31st, 2025, (iii) a statement of changes in the financial position of the Company during the fiscal year ended December 31st, 2025, (iv) a statement of changes in the items comprising the Company's patrimony expressed on a consolidated basis during the fiscal year ended December 31st, 2025, (v) the notes necessary to complete and clarify the information; and (vi) the report of the external auditor of the Company on its review to the consolidated financial statements of the Company and its subsidiaries prepared for the fiscal year ended December 31st, 2025.

XI.       Responsibility Actions Against Third Parties

During 2025, none of the Company or its subsidiaries initiated any legal proceedings against third parties due to damages caused to the Company and/or any of its subsidiaries, except for those litigation and collection procedures incurred in the ordinary course of business of the Company and its subsidiaries.

Mexico City, February 18th, 2026

/s/

Lorenzo Dominique Berho Carranza

Chief Executive Officer

3